FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 9, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Trade Company with Authorized Capital

CNPJ 01.838.723/0001-27

     NIRE 42.300.034.240

MINUTES OF THE EXTRAORDINARY AND ANNUAL GENERAL MEETING HELD ON APRIL 9, 2013

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, TIME AND PLACE: April 9, 2013 at 2:30 p.m. at the Company’s registered offices at Rua Jorge Tzachel, 475in the city of Itajaí, state of Santa Catarina.  ATTENDANCE: Shareholders representing 81.18% of the voting capital were present. Also in attendance and representing the Company: the Chief Executive Officer, José Antonio do Prado Fay; Financial and Administrative Vice President and Investor Relations Officer, Leopoldo Viriato Saboya, the Vice President for Corporate Affairs, Wilson Mello and, at the corporate head office in São Paulo, the Vice President for Human Resources, Gilberto Orsato, and representing the members of the Fiscal Council, Attilio Guaspari; also present Luiz Carlos Passetti e Ricardo Criscuolo Peçanharepresenting Ernst & Young Terco Auditores Independentes S.S. and Francisco Costa e Silva of Escritório de Advocacia Bocater, Camargo, Costa e Silva Advogados. CONVENING NOTICE: Published in the newspapers: Diário Oficial do Estado de Santa Catarina, Diário Catarinense  and Valor Econômico(national edition) on March 05, 06 and 07, 2013. BALANCE SHEET: Published in the Diário Oficial do Estado de Santa Catarina, Valor Econômico(national edition) on March 5, 2013 and the Diário Oficialdo Estado de Santa Catarina and Diário Catarinenseon March 6, 2013. CHAIR: Nildemar Secches, Chairman, and Edina Biava, Secretary. AGENDA OF THE DAY: Annual General Meeting:1. To examine and vote the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2012 and decide on the allocation of the result; 2. To ratify the distribution of remuneration to the shareholders pursuant to the decision by the Board of Directors; 3. To approve the distribution of complementary dividends in the amount of R$ 45.3 million to be paid out on April 30, 2013.4. To approve the number of members to make up the Board of Directors pursuant to the provision in Article 16, caption sentence, of the Bylaws;5. To elect the Board of Directors; 6. Pursuant to the provision in Paragraph 1, Article 16 of the Bylaws, to nominate the Chairman and Vice Chairman of the Board of Directors; 7. To elect the Fiscal Council/Audit Committee. Extraordinary General Meeting:1. To approve the amendment of the following article of the current Bylaws: ARTICLE 1-  alteration of the corporate denomination from BRF – BRASIL FOODS S.A. to BRF S.A.;2. To set the annual and aggregate compensation for management and the Fiscal Council; 3. To approve the amendment to the Employee Stock Option Plan (Stock Options), item 7. Limit of Dilution, to permit the maximum dilution of 2.0% up to 2.5%, and the alteration of the regulations of the Employee Stock Option Plan (Stock Options) with respect to the following aspects: amendment in the quantity of exercise windows (item 9.1.2 of the Plan) from 2 to 4 and the alteration of the parity (item 4.2.1 of the Plan) of the number of stock option grants versus acquired shares for the additional plan: from 0.5 to 1.0 option from 1.0 to 2.0 options and from 2.0 to 4.0 options. Vote of thanks – Representing the foreign shareholders, George Washington requested the floor to place on a record a vote of thanks to Nildemar Secches for the magnificent way he has managed the Company and its businesses since 1994, first as chief executive officer and then as chairman of the board. Mr. Washington pointed out that Nildemar was largely responsible for the conclusion of the merger between Perdigão and Sadia, which transformed BRF into one of the world’s largest food companies. A shareholder and member of the Board of Directors, Mr. Furlan, speaking for himself and on behalf of other directors and Previ, also requested the floor to register his vote of thanks to Nildemar Secches. In this context, he recalled the development of the Company since it was constituted mentioning that a new cycle at BRF is now beginning. For all this, he noted “all of us have much to thank Nildemar especially his dedication and leadership.”RESOLUTIONS:Initially, the shareholders in attendance decided that the minutes would be drafted in summarized format pursuant to the first paragraph of Article 130 of Law 6404/76, eventual dissent and objection being recorded and filed at the Company’s head office. After discussion related to matters on the agenda of the day, the Company’s shareholders decided by a majority of votes, abstentions and votes against being duly recorded,:At the ANNUAL GENERAL MEETING 1.To approve the Management Report, the Financial Statements and other documents relative to the fiscal year ending December 31, 2012, and approve the allocation of Net Income for the Fiscal Year, 2011 as detailed below. From the Net Income for the Fiscal Year in the amount of R$ 813,226,655.81 shall be deduced the amount for Actuarial losses in the amount of R$ 37,844,000.00. The remaining Net Income of R$ 775,382,655.81 shall be allocated as follows: (i) Legal Reserve - R$ 40,661,332.79; (ii) Amount allocated to Interest on Shareholders’ Equity - R$ 274,750,000.00;  (iii) Proposed Additional Dividends - R$ 45,300,000.00; (iv) Reserve for Capital Increase - R$ 155,076,531.16; (v) Reserve for Expansion - R$ 192,164,146.91; (vi) Reserve for fiscal incentives R$ 67,430,644.95; 2. To ratify the distribution of remuneration to the shareholders as decided by the Board of Directors in the amount of R$ 274.7 million, corresponding to R$ 0.315855520 per share with payouts on August 15, 2012 (R$ 0.11501051 per share) and on February 15, 2013 (R$ 0.20084501 per share) in the form of interest on shareholders’ capital, with due retention of Withholding Tax at Source pursuant to the current legislation, to be incorporated in the dividends for fiscal year 2012. 3. To approve the distribution of complementary dividends in the amount of R$ 45.3 million to be paid out on April 30, 2013 the corresponding to R$ 0.05205085 per share, considering the free float as of this date (870,302,791 shares). The shares traded up to April 19, 2013 shall have full rights to the said credit. 4. To approve that the number of members to make up the Board of Directors shall be of 11 (eleven) directors pursuant to the provision in Article 16, caption sentence of the Bylaws; 5. To elect the slate made up of the people shown below to comprise the Board of Directors for a term of office of 2 (two) years as established in Article 16 of the Bylaws.  Elected Members: as effective and independent member, ABILIO DOS SANTOS DINIZ, Brazilian, married, business administrator, enrolled in the tax register (CPF) under number 001.454.918-20, bearer of ID number 1.965.961 SSP/SP with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and, as his independent alternate, EDUARDO PONGRACZ ROSSI, Brazilian, married, business administrator, enrolled in the tax register (CPF) under number 162.864.248-30, bearer of ID number 17.847.499-X SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective independent member: SÉRGIO

RICARDO SILVA ROSA, Brazilian, married, journalist, enrolled in the tax register (CPF) under number 003.580.198-00, bearer of ID number 8.033.338-2 SSP/SP with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and as his alternate HELOISA HELENA SILVA DE OLIVEIRA, Brazilian, divorced, economist, enrolled in the tax register (CPF) under number 356.627.517-49, bearer of ID number 1225648 SSP/DF, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective independent member, DÉCIO DA SILVA,Brazilian, married, industrialist, enrolled in the tax register (CPF) under number 344.079.289-72, bearer of ID 303.055 SSP/SC, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and, as his independent alternate, SÉRGIO LUIZ SILVA SCHWARTZ, Brazilian, married, accountant, enrolled in the tax register (CPF) under number 383.104.659-04, bearer of ID 485.210 SSP/SC, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective member, PAULO ASSUNÇÃO DE SOUSA, Brazilian, single, lawyer, enrolled in the tax register (CPF) under number 588.584.748-72, bearer of ID number 7.292.172 SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and as his  alternate, MAURO JOSÉ PERIOTTO, Brazilian, married, lawyer, enrolled in the tax register (CPF) under number 066.182.178-14 bearer of ID number 143.798.489-49 SSP/SP with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective member, LUÍS CARLOS FERNANDES AFONSO, Brazilian, single, economist, enrolled in the tax register (CPF) under number 035.541.738-35, bearer of ID number 13.611.483-0 SSP/SP with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and as his alternate, MANUELA CRISTINA LEMOS MARÇAL, Brazilian, married, economist, enrolled in the tax register (CPF) under number 070.977.207-60, bearer of ID 07.147.547-9 IFP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective independent member, LUIZ FERNANDO FURLAN, Brazilian, married, business administrator, enrolled in the tax register (CPF) under number 019.489.978-00, bearer of ID number 2.985.393 SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and, as his independent alternate, ROBERTO FALDINI, Brazilian, married, business administrator, enrolled in the tax register (CPF) under number 070.206.438-68, bearer of ID 3.182.138-8 SSP/SP with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective independent member, MANOEL CORDEIRO SILVA FILHO, Brazilian, married, business administrator, enrolled in the tax register (CPF) under number 253.571.747-68, bearer of ID CRA-RJ number 11.458-1, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and as his alternate, MAURÍCIO DA ROCHA WANDERLEY, Brazilian, married, economist, enrolled in the tax register (CPF) under number 001.911.777-92, bearer of ID number 07562152-4 IFP/RJ with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective independent member, WALTER FONTANA FILHO, Brazilian, married, economist, enrolled in the tax register (CPF) under number 947.648.408-04, bearer of ID number 4.250.008 SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; and as his independent alternate, EDUARDO FONTANA D’ÁVILA, Brazilian, married, civil engineer, enrolled in the tax register (CPF) under number 947.648.328-87, bearer of ID number 5.142.157 SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective member, CARLOS FERNANDO COSTA, Brazilian, divorced, mathematician, enrolled in the tax register (CPF) under number 069.034.738-31, bearer of ID number 15763672-0, issued by SSP/SP, with address at Rua

Hungria, 1400, 5th floor in the city and state of São Paulo; and, as his alternate, HELENA KERR DO AMARAL, Brazilian, married, business administrator, enrolled in the tax register (CPF) under number 007.675.698-06, bearer of ID number 4.144.887-X SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective independent member, JOSÉ CARLOS REIS DE MAGALHÃES NETO,Brazilian, married, business administrator, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo enrolled in the tax register (CPF) under number  286.951.128-02, bearer of ID number 22.390.173-8 SSP/SP;  and, as his independent alternate, DANIEL ARDUINI CAVALCANTI DE ARRUDA, Brazilian, single, business administrator,  enrolled in the tax register (CPF) under number 288 006 148 - 25, bearer of ID number 29 570 084 – 01 SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo; as effective independent member, PEDRO DEANDRADE FARIA, Brazilian, married, business administrator, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo enrolled in the tax register (CPF) under number 271.782.078-76, bearer of ID number 22.265.414-4 SSP/SP;  and, as his independent alternate, FERNANDO SHAYER, Brazilian, married, lawyer, enrolled in the tax register (CPF) under number 066.182.178-14, bearer of ID number 22.218.916 SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state of São Paulo. Pursuant to  Article 147 of Law 6404/76, the effective Directors and alternates hereby elected declare that they are totally unencumbered to exercise their respective functions. 6. To appoint as Chairman and Vice Chairman of the Board of Directors, pursuant to the provision in Paragraph 1, Article 16 of the Bylaws, respectively, Messrs. Abílio Diniz and Sérgio Rosa. 7. To elect the Fiscal Council/Audit Committee with a term of office until the Extraordinary and Annual General Meeting for 2014:  (i) as effective member, as financial specialist and independent member, ATTÍLIO GUASPARI, Brazilian, married, engineer, enrolled in the tax register (CPF) under number 610.204.868-72, bearer of ID number 19.799-6, issued by the Air Force Ministry, with commercial address at Rua Hungria, 1400, in the city and state of São Paulo, and as his alternate, AGENOR AZEVEDO DOS SANTOS, Brazilian, married, accountant, enrolled in the tax register (CPF) under number 383.239.407-97, bearer of ID number 43670-5, issued by the Regional Accounting Council (CRC-RJ), with commercial address at Rua Hungria, 1400, in the city and state ofSão Paulo; (ii) as effective member, SUZANA HANNA STIPHAN JABRA, Brazilian, divorced, economist, enrolled in the tax register (CPF) under number 037.148.408-18, bearer of ID  number 7366839-4, SSP/SP, with address at Rua Hungria, 1400, 5th floor in the city and state ofSão Paulo;and as her alternate,PAOLA ROCHA FERREIRA, Brazilian, married, engineer, enrolled in the tax register  (CPF) under number 081.786.107-60, bearer of ID number 10.754.129-4 with address at Rua Hungria, 1400, 5th floor in the city and state ofSão Paulo;(iii) as effective member, DÉCIO MAGNO ANDRADE STOCHIERO,Brazilian, married, Company Administrator, enrolled in the tax register (CPF) under number 279.497.881-00, bearer of ID number 733.275, SSP-DF, with address at Rua Hungria, 1400, 5th floor in the city and state ofSão Paulo; and as his alternate, TARCISIO LUIZ SILVA FONTENELE, Brazilian, married, lawyer, enrolled in the tax register (CPF) under number 265.672.021-49, bearer of ID number  5.919, issued by the Brazilian Bar Association (OAB-DF), with address at Rua Hungria, 1400, 5th floor in the city and state ofSão Paulo. The effective and alternate Councilors hereby elected have declared that pursuant to Article147 of Law 6.404/76, they are totally unencumbered to exercise their respective functions; AT

THE   EXTRAORDINARY GENERAL MEETING: 1. To approve the amendment of the following article of the current Bylaws: ARTICLE 1-  alteration of the corporate denomination from BRF – BRASIL FOODS S.A. to BRF S.A.; 2.  To approve the annual and aggregate compensation for the Members of Management of the BRF Companies in the amount of  up to R$ 39 million, including the additional compensation in the month of December/2013 in the amount corresponding to one month’s fees no valor correspondente a um honorário mensal. Ensuring the payment of the legally permitted amount of 10% of the average compensation for each manager as compensation for the members of the Fiscal Council, pursuant to Paragraph 2, Article 162 of Law 6404/76.  3. To approve the amendment to the Employee Stock Option Plan (Stock Options), item 7. Limit of Dilution, to permit the maximum dilution of 2.0% up to 2.5%, and the alteration of the regulations of the Employee Stock Option Plan (Stock Options) with respect to the following aspects: amendment in the quantity of exercise windows (item 9.1.2 of the Plan) from 2 to 4 and the alteration of the parity (item 4.2.1 of the Plan) of the number of stock option grants versus acquired shares for the additional plan: from 0.5 to 1.0 option from 1.0 to 2.0 options and from 2.0 to 4.0 options. DOCUMENTS ATTACHED:  1. Shareholders’ Attendance List; 2. Consolidated Bylaws. 3. Compensation Plan based on Shares. DOCUMENTS FILED WITH THE COMPANY: 1. Proxy instruments granted; 2. Voting declarations. CONCLUSION: These minutes having been drafted, read and approved were signed by those present. Nildemar Secches, Chairman; Edina Biava – Secretary; Initial of the lawyer: Francisco Costa e Silva, OAB/RJ 21,370. These minutes were authorized for publication omitting the signatures of the shareholders present pursuant to Article 130, Paragraph 2 of Law 6.404/76. Itajaí - SC, April 09, 2013.

Nildemar Secches

Chairman of the Board of Directors

Edina Biava

Secretary

Francisco Costa e Silva

Escritório Bocater, Camargo,

Costa e Silva Advogados Associados

OAB/RJ 21.370

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 9, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director